UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

KENDLE INTERNATIONAL INC.

(Name of Subject Companies (Issuer) and Filing Persons (Issuer))

3.375% Convertible Senior Notes due 2012

(Title of Class of Securities)

48880LAA5

(CUSIP Number of Class of Securities)

Copies of all communications to: Jarrod B. Pontius, Esq. Vice President, Chief Legal Officer and Secretary 441 Vine Street, Suite 500 Cincinnati, Ohio 45202 (513) 763-4293 Facsimile: (513) 381-5870

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a Copy to:

F. Mark Reuter, Esq. Keating Muething & Klekamp PLL One East Fourth Street, Suite 1400 Cincinnati, Ohio 45202 (513) 579-6469 Facsimile: (513) 579-6457

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$142,850,000	$16,584.89

*	Calculated solely for purposes of determining the filing fee. The amount shown assumes that $142,500,000 aggregate principal amount of the 3.375% Convertible Senior Notes due 2012 are purchased at the offer price of $1,002.50 per $1,000 principal amount plus accrued and unpaid interest up to but excluding July 11, 2011. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011, equals $116.10 per million of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,544.25	Filing party: Kendle International Inc.
Form or Registration No.: 055-52911	Date filed: June 6, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment”) to the Tender Offer Statement amends and supplements the Tender Offer Statement on Schedule TO, filed on June 6, 2011 (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) by Kendle International Inc., an Ohio corporation (the “Company” or “Offeror”), which relates to the offer (the “Offer”) by the Offeror to purchase for cash any and all of the Company’s 3.375% Convertible Senior Notes due 2012 (the “Notes” or the “Securities”) upon the terms and subject to the conditions set forth in the attached Offer to Purchase and Consent Solicitation Statement dated as of June 6, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal and Consent. Copies of the Offer to Purchase and the related Letter of Transmittal and Consent were filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The Offer will expire at 8:00 am, New York City time, on July 6, 2011, unless an Offer is extended or earlier terminated. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934.

The information set forth in the Offer to Purchase and the Letter of Transmittal and Consent are hereby incorporated by reference in response to Items 1 through 12 of this Amendment. This Amendment should be read together with the Schedule TO. This Amendment amends and supplements the Schedule TO to, among other things, increase the offer price per $1,000 principal amount of Notes, upon the terms and subject to the conditions set forth in the Offer from $1,000.00 to $1,002.50, plus all accrued and unpaid interest, as set forth below.

ITEMS 1 - 11.

The Offer to Purchase and the Letter of Transmittal and Consent are hereby amended and supplemented by:

A. Increasing the price per $1,000 principal amount of Notes to be paid pursuant to the Offer, upon the terms and subject to the conditions set forth in the Offer from $1,000.00 to $1,002.50 per $1,000 principal amount of Notes purchased plus all accrued and unpaid interest from the last interest payment date for such Notes preceding the Payment Date, but not including the Payment Date for Notes purchased in the Offer. All references in the Offer to Purchase and the Letter of Transmittal and Consent to the offer price of $1,000.00 per $1,000 principal amount of Notes are hereby amended and restated to refer to $1,002.50 per $1,000 principal amount of Notes.

B. Striking the following from the section under the heading “Incorporation of Documents by Reference” in the Offer to Purchase:

“All documents and reports filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Statement and at or prior to the earlier of the Offer Expiration Date or termination of the Offer and the Consent Solicitation shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents or reports. Notwithstanding the foregoing, no documents or information that are deemed to have been furnished and not filed in accordance with the Commission’s rules are or will be incorporated herein by reference, unless otherwise specifically indicated in such document. Any statement contained in a document or report incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Statement to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Statement.”

C. Striking “within the meaning of the Private Securities Litigation Reform Act of 1995” from the section under the heading “Forward-Looking Statements” in the Offer to Purchase.

D. Amending the first sentence in the fourth paragraph under the heading entitled “Important” in the Offer to Purchase to read “Tenders of Notes may be withdrawn at any time at or prior to the Offer Expiration Date, but not thereafter, unless not accepted for payment after the expiration of 40 business days from the commencement of the Offer, in which case such tendered Notes may be withdrawn” as well as the corresponding disclosure found under the heading entitled “Withdrawals of Tenders and Revocation of Consents,” in the Offer to Purchase; and amending the second sentence in the sixth paragraph under the heading entitled “Terms of the Offer and the Consent

Solicitation” to read “Tendered Notes may not be withdrawn and the related Consents may not be revoked subsequent to the Offer Expiration Date, unless not accepted for payment after the expiration of 40 business days from the commencement of the Offer, in which case such tendered Notes may be withdrawn” as well as the corresponding disclosure found under the headings entitled “Withdrawal of Tenders and Revocation of Consents; Absence of Appraisal Rights” in the Offer to Purchase and on pages 3, 4 and 10 of the Letter of Transmittal and Consent.

E. Striking the following from the section under the heading entitled “Certain United States Federal Income Tax Consequences” in the Offer to Purchase:

“Internal Revenue Service Circular 230. To ensure compliance with internal revenue service circular 230, holders are hereby notified that: (a) any discussion of federal tax issues contained or referred to in this offer to purchase and consent solicitation statement is not intended or written to be used, and cannot be used, by holders for the purpose of avoiding penalties that may be imposed on them under the internal revenue code; (b) such discussion is written in connection with the promotion or marketing by the offeror and the dealer manager of the transactions or matters addressed herein; and (c) holders should seek advice based on their particular circumstances from an independent tax advisor.”

F. Striking the following from the section under the heading entitled “Important Tax Information” in the Letter of Transmittal and Consent:

“Internal Revenue Service Circular 230 Disclosure. To ensure compliance with Internal Revenue Service Circular 230, Holders are hereby notified that any discussion of tax matters set forth in this Consent and Letter of Transmittal was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any person, for the purpose of avoiding tax-related penalties under the Internal Revenue Code. Each Holder is encouraged to seek advice based on its particular circumstances from an independent tax advisor.”

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 7 of the Schedule TO is hereby amended and supplemented to strike the last paragraph under Item 7 and replace it with the following:

“(d) Borrowed Funds. The information set forth in (i) the Offer to Purchase under “Sources and Amount of Funds” and (ii) the definitive Proxy Statement on Schedule 14A with respect to the Merger filed with the SEC on June 3, 2011, as the same may be amended and supplemented, under “The Merger—Financing of the Merger” is incorporated herein by reference.”

ITEM 10. FINANCIAL STATEMENTS.

Item 10 of the Schedule TO is hereby amended and supplemented to replace the language following “(a) Financial Information” with “Not Applicable.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

Exhibit Number	Description
(a)(5)(i)	Press Release issued by the Company on June 17, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO/A is true, complete and correct.

KENDLE INTERNATIONAL INC.

By:	/s/ Jarrod B. Pontius
Name:	Jarrod B. Pontius
Title:	Vice President, Chief Legal Officer and
Secretary

Date: June 17, 2011

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase and Consent Solicitation Statement dated June 6, 2011.*

(a)(1)(ii)	Letter of Transmittal and Consent.*

(a)(1)(iii)	Press Release issued by the Company on June 6, 2011.*

(a)(5)(i)	Press Release issued by the Company on June 17, 2011.

(b)	None.

(d)(1)	Definitive Proxy Statement on Schedule 14A with respect to the Merger filed with the SEC on June 3, 2011, as the same may be amended and supplemented (incorporated herein by reference).*

(g)	None.

(h)	None.

*	Previously filed